EXHIBIT 21.1

Subsidiaries

Satellite CD Radio, Inc	State of Delaware
Sirius Asset Management Company LLC	State of Delaware
Sirius Entertainment Promotions LLC	State of Delaware
Spend LLC	State of Maryland
Earth Station Ecuador Cia. Ltda	Quito, Ecuador